UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Global Business Travel Group, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

37890B100
(CUSIP Number)

Qatar Investment Authority
Ooredoo Tower (Building 14)
Al Dafna Street (Street 801)
Al Dafna (Zone 61)
PO Box: 23224
Doha, State of Qatar
(+974) 4499-5919

With a copy to:
Pierre-Emmanuel Perais
Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
87,659,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
87,659,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,659,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Based on 467,022,817 shares of Class A Common Stock issued and outstanding as of November 3, 2023.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Global Business Travel Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 666 3rd Avenue, 4th Floor, New York, NY 10172.

Item 2.	Identity and Background.

(a)–(c) This Schedule 13D is filed by Qatar Investment Authority (“QIA” or the “Reporting Person”), the sovereign wealth fund of the State of Qatar, with respect to shares of Class A Common Stock held of record by QH Travel LP (“QH Travel”), an exempted limited partnership formed under the laws of the Cayman Islands, acting by its general partner, QH Travel GP Co., Ltd., an exempted company with limited liability under the laws of the Cayman Islands, and a wholly-owned subsidiary of the Reporting Person.

The address of the principal business and principal office of the Reporting Person is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), PO Box 23224 Doha, State of Qatar.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Qatar.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 2, 4, 5 and 6 of this Schedule 13D are incorporated into this Item 3 by reference.

QH Travel was a shareholder of Juweel Investors (SPC) Limited, an exempted segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands (“Juweel”), which, in connection with the consummation of the transactions contemplated by the Business Combination Agreement dated as of December 2, 2021, by and between Apollo Strategic Growth Capital and GBT JerseyCo Limited (the “Business Combination Agreement”), received 162,388,084 shares of B Ordinary Shares (the “B Ordinary Shares”) and 5,801,810 shares of C Ordinary Shares (the “C Ordinary Shares”) of GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (“GBT JerseyCo”), and 162,388,084 shares of Class B Common Stock of the Issuer (the “Class B Common Stock”, together with the B Ordinary Shares, the “B Shares”). The Issuer’s umbrella partnership-C corporation structure established by the Business Combination Agreement was eliminated through a series of transactions entered into on July 10, 2023 (the “Corporate Simplification”). As part of the Corporate Simplification, Juweel transferred all of the B Shares held by Juweel to the Issuer in exchange for the issuance by the Issuer to Juweel of an equal number of shares of Class A Common Stock.

On January 11, 2024, pursuant to a pro rata redemption and exchange transaction between Juweel, on the one hand, and its members, on the other hand, Juweel repurchased the common shares in the capital of Juweel held by QH Travel in exchange for the transfer by Juweel to QH Travel of 87,659,000 shares of Class A Common Stock and 3,131,886 C Ordinary Shares (together with all rights applicable to such transferred shares under the amended and restated registration rights agreement dated as of May 27, 2022 by and among the Issuer, Juweel and certain other stockholders (the “Registration Rights Agreement”)).

Item 4.	Purpose of the Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The Reporting Person beneficially owns Class A Common Stock for investment purposes. Subject to the agreements described herein, the Reporting Person intends to review on a continuing basis its investment in the Issuer and may from time to time increase or decrease its investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)
The Reporting Person has sole voting and dispositive power over 87,659,000 Class A Common Stock, representing 18.8%(1) of the outstanding Class A Common Stock. By virtue of the A&R Shareholders Agreement (as defined in Item 6) and the obligations and rights thereunder, the Reporting Person may be deemed to be in a “group” with Amex and Expedia (each as defined in Item 6) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing shall not be deemed an admission that such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Person expressly disclaims such group membership.

(1)	Based on 467,022,817 shares of Class A Common Stock issued and outstanding as of November 3, 2023.
(b)	Number of shares to which such person has:
(i)	Sole power to vote or direct the vote: 87,659,000
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 87,659,000
(iv)	Shared power to dispose or direct the disposition: 0
(c)	The Reporting Person has not effected any transactions in Class A Common Stock during the past sixty days.
(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

Business Combination Agreement

In connection with the Corporate Simplification, the Issuer entered into Amendment No.1 to the Business Combination Agreement with GBT JerseyCo (the “BCA Amendment”) and a letter agreement amending the Issuer’s Shareholders Agreement dated as of May 27, 2022 (the “Shareholders Agreement” and such letter agreement amending the Shareholders Agreement, the “SHA Amendment”), to provide, among other things, that any C Ordinary Shares will be, upon the Class A Common Stock meeting the price thresholds set forth in the Business Combination Agreement over the period of time set forth in the Business Combination Agreement, cancelled in exchange for shares of Class A Common Stock. The BCA Amendment also provides that certain rights of holders of the C Ordinary Shares with respect to dividends and distributions and with respect to potential payments upon the winding up of GBT JerseyCo that had been obligations of GBT JerseyCo under its organizational documents prior to the Corporate Simplification are now direct obligations of the Issuer.

A&R Shareholders Agreement

On January 11, 2024, QH Travel entered into an amended and restated shareholders agreement with the Issuer, GBT JerseyCo, American Express International, Inc. (“Amex”), EG Corporate Travel Holdings LLC (“Expedia”), and solely for the purposes of Section 10.22 therein, Juweel (together with Amex and Expedia, the “Legacy Stockholders” and such amended and restated shareholders’ agreement, the “A&R Shareholders Agreement”), pursuant to which, among other things, Juweel ceased to be a party to the Shareholders Agreement and QH Travel became a party to the A&R Shareholders Agreement and assumed certain obligations and was provided with certain rights previously held by Juweel, certain of which are summarized below.

The Issuer agreed with each of Amex, Expedia and QH Travel (on a several basis), to take all necessary action within its control to cause the board of the Issuer (the “Board”) to have 11 directors, consisting of the Chief Executive Officer of the Issuer, two Amex nominees, two QH Travel nominees, one Expedia nominee, one nominee of the APSG Sponsor, L.P. (the “Sponsor”), and, for so long as the director designated by the Sponsor is serving on the Board, four independent nominees, nominated by the Board’s nominating and governance committee, and, following the conclusion of the Sponsor designee’s service on the Board, five such independent nominees. If Amex or QH Travel ceases to own at least 15% of the Issuer’s issued shares, it will thereafter have the right (on a several basis) to nominate only one director, and if any of Amex, QH Travel or Expedia ceases to own at least 5% of the Issuer’s issued shares, it will thereafter have no right to nominate a director, except that Amex will continue to have the right (on a several basis) to nominate a director for so long as the Issuer is a “controlled entity” under the Bank Holding Company Act of 1956, as amended.

The A&R Shareholders Agreement also requires (subject to certain specified conditions and exceptions including those described below) the approval of each of Amex, Expedia and QH Travel for the Issuer (and GBT JerseyCo, with respect to clause (d) below), to take certain actions, including:

(a)
other than (i) in accordance with the Issuer’s certificate of incorporation or (ii) pursuant to an issuer tender offer or share repurchase program that, in each case, was approved by the Board, the redemption, cancellation or repayment of any of the Issuer’s equity securities, other than on a pro rata basis from all shareholders;

(b)	dividends or distributions by the Issuer, other than on a pro rata basis;
(c)
other than in accordance with the Issuer’s certificate of incorporation, any share exchanges, splits, combinations and similar actions with respect to any, but not all, classes or series of Issuer common stock;

(d)
amendments to GBT JerseyCo’s organizational documents that (i) (A) relate specifically and solely to rights, priorities and privileges of the GBT JerseyCo C Ordinary Shares (non-voting redeemable shares of GBT JerseyCo, designated as “C Ordinary Shares” in the GBT JerseyCo amended and restated memorandum of association with a nominal value of €0.00001) or (B) have a disproportionate adverse effect on the GBT JerseyCo C Ordinary Shares as compared to any other class or series of shares of GBT JerseyCo, and (ii) do not require a separate class vote of the holders of GBT JerseyCo C Ordinary Shares; or

(e)	entry into any agreement or commitment to do any of the foregoing.

In general, the foregoing approval rights of Amex, Expedia and QH Travel will terminate if such stockholder ceases to own at least 10% of the Issuer’s issued common stock; however, an amendment to GBT JerseyCo’s organizational documents of the type described in clause (d) above will require the approval of Amex, Expedia and QH Travel if such amendment is materially adverse to such stockholder, regardless of such stockholder’s percentage ownership of the Issuer’s issued common stock.

Letter Agreement with Juweel Investors

On January 11, 2024, the Issuer also entered into a letter agreement with GBT JerseyCo, Juweel, Amex, Expedia, QH Travel and Juweel’s other equityholders (the “Specified Juweel Investors”), pursuant to which the Specified Juweel Investors agreed to be bound by certain restrictive covenants in the Shareholders Agreement as if they were a party thereto (the “Letter Agreement”).

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Amended Business Combination Agreement, the Registration Rights Agreement and the A&R Shareholders Agreement, filed herewith as Exhibits 1, 2, 3, 4 and 5, respectively, and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, the Reporting Person is not party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1
Business Combination Agreement, dated as of December 2, 2021, by and between Apollo Strategic Growth Capital and GBT JerseyCo Limited (incorporated by reference to Exhibit 2.1 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

2
Amendment No.1 to the Business Combination Agreement, dated as of July 10, 2023, by and between Global Business Travel Group, Inc. (f/k/a Apollo Strategic Growth Capital) and GBT JerseyCo Limited (incorporated by reference to Exhibit 2.1 of GBTG’s Current Report on Form 8-K (Reg. No. 001-39576), filed with the SEC on July 10, 2023).

3
Form of Amended & Restated Registration Rights Agreement entered into by and among Global Business Travel Group, Inc., APSG Sponsor, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.10 of APSG’s Registration Statement on Form S-4 (Reg. No. 333-261820), filed with the SEC on December 21, 2021).

4
Amended and Restated Shareholders Agreement by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express International, Inc., QH Travel LP, EG Corporate Travel Holdings LLC and solely for the purposes of Section 10.22 therein, Juweel Investors (SPC) Limited (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2024).

5
Letter Agreement, dated as of January 11, 2024, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express International, Inc., EG Corporate Travel Holdings LLC, QH Travel LP, Juweel Investors (SPC) Limited and the Specified Juweel Investors (as defined therein) (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2024).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

Qatar Investment Authority

	By:	/s/ Andrew Watkins
		Name:	Andrew Watkins
		Title:	Associate General Counsel, Compliance,
Legal